

BUD LOVE

Leading the Bud Mixology Revolution!

budlove.com   San Diego, CA   ▶ f ⏺

| Alcohol & Vice | Consumer Goods | Retail | B2C | Health & Fitness |

Highlights

1 🗝️ Team with decades in innovative technology and scaling businesses from 0-to-1, IPOs & exits

2 🏆 Early-mover advantage with a category-defining product and a defensible competitive position

🛴 Addressing a young, $400 billion global audience, and Bud Love fits this entire

3 💬 Addressing a young, $400 billion global audience, and Bud Love fits this entire user base

4 🚫 NO legal hold-ups. 0% of the difficulties of a cannabis business

5 💰 The product is entering the market right NOW, w/ gross margin >75% | revenue target of $100M in 2026 (not guaranteed)

6 💕 Satisfies consumers' unmet needs - studies show 8/10 consumers preferred Bud Love

Our Team



Roy Lipski CEO

Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions. Grew small start-up into $500 million company. Ran a public company for close to 10 yrs.

> We knew bud could get better... because ever since breeders have grown cannabis to be SUPER STRONG it has lost some of the fun and benefits for many users. We set out to restore the balance of all the ingredients in cannabis with Bud Love, and so bring back the full benefits and fun of bud without the unwanted side-effects.



Shuchi Sarkar CMO

Global Marketing Executive for Fortune 500 Brands & Start-ups including HP | Forbes Communications Council | Tech, BioTech, SaaS, B2B/B2C Performance Marketing



Andrew Falconer VP of Commercial Development

Senior sales & BD positions in cannabis for >8 yrs including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and Americanna. Opened up multiple new states for Mary's Medicinals.



Alastair James COO

Breadth of experience from start-ups to large multinationals. COO/Managing Director at UniCredit. Cambridge University undergraduate; Columbia MBA.



Dan Hawksley Fractional CFO

Experienced CFO with accountancy and science background. Formerly CFO of GAM's systematic hedge fund business. 5 yrs. at Deloitte.

Bud Love is blazing the way for a new product category: BUD MIXERS; satisfying unmet consumer needs and transforming markets worldwide!



Watch Ben Linski, CEO of Bud Love, discuss this unique opportunity to

Watch Roy Lipski, CEO of Bud Love, discuss this unique opportunity to own a piece of the next product <u>revolution</u>*.



Forward-looking projections of margins and revenues cannot be guaranteed.

Breakthrough innovations and new categories, such as plant-based meats, electric cars and streaming services, keep redefining consumer behavior while **making fortunes** for investors.

Bud Love is spearheading the next new category – *Bud Mixers* – that's set to **revolutionize** how cannabis is enjoyed by millions of people worldwide.

BUD LOVE IS THE WORLD'S FIRST *MIXER DESIGNED FOR CANNABIS**
LIKE THE MIXER IN A COCKTAIL.

* Tobacco is commonly mixed with cannabis, as are certain herbs occasionally. However, the Company believes that Bud Love is the

world's first mixer specifically designed and formulated to be mixed with cannabis and consumed together, to enhance and improve the experience and buzz.

Rooted In Large Consumer Trends

Like the mixology revolution that drove a 12% growth in the spirit market in 2021 (while beer and wine were flat), Bud Love is rooted in the large overarching trends shaping the preferences of today's consumers, as well as the unmet needs of cannabis users.

MAJOR CONSUMER TRENDS	UNMET CANNABIS USERS' NEEDS[3]
Personalization 70% of consumers[1] frustrated when they don't find personalization.	**Controlled high** Prefer a less intense high sometimes, and more control.
In control Consumers want information and options to make them feel in control[2].	**Mix it up** Are bored and would like to try new things.
New experiences In today's world, consumers are hungry for new experiences[2].	**Less harsh** Want something that doesn't hurt their throat or cause coughing.
Same, only better Consumers looking for little ways to upgrade daily rituals[2].	**No anxiety** Wish to avoid unwanted cannabis side-effects (paranoia, anxiety).

(1) 2021 Mckinsey & Company report; (2) 2022 Mintel Global Consumer Trends Report; (3) Brightfield Group focus group study of US cannabis consumers, April & May 2022.

Introducing Bud Love

Bud Love *Premium Herbal+ Mixers* are designed to be combined with cannabis flower and enjoyed together, like the mixer in a cocktail - only for flower. Bud Love is made from *marshmallow leaf,* an ancient medicinal herb; the mother cannabinoid, *CBG*; and rich natural flavors, including *terpenes.*

SAY HELLO TO



Bud Love *IS* Cannabis Mixology



CUSTOM BUZZ

MORE HAPPY

SILKY SMOOTH

BUD LONGER

Bud Love won't give customers a buzz on its own. But when mixed with cannabis, it complements it, bringing out its best qualities and moderating undesired side-effects.



WORLD'S FIRST



WORLD'S FIRST



CANNABIS MIXER
PERSONALIZE YOUR BUZZ: MIX 50:50 TO FIND YOUR ZEN

CANNABIS MIXER
A HAPPIER & MORE RELAXED SMOKING EXPERIENCE

Bud Love
WORLD'S FIRST
CANNABIS MIXER
A SMOOTHER SMOKE WITH NO COUGHING OR IRRITATION

Bud Love
WORLD'S FIRST
CANNABIS MIXER
MAKE YOUR FLOWER GO FARTHER AND LAST EVEN LONGER

Driven by major consumer trends and satisfying the unmet needs of cannabis users worldwide, Bud Love is the **breakthrough innovation** that the massive cannabis market has been waiting for!

BUD LOVE *MEETS* CONSUMERS' NEEDS:

- ✓ Customization
- ✓ Control
- ✓ New & different
- ✓ Less harsh
- ✓ Less unwanted side-effects

Customers love Bud Love!

Two blind studies in April & May of 2022 gave **resoundingly positive** feedback, proving Bud Love's strong market fit.

feedback, proving Bud Love's strong market fit.



8 OUT OF 10
Tokers preferred Bud Love
9 OUT OF 10
Anxious Smokers preferred Bud Love
9 OUT OF 10
Budtenders would recommend Bud Love

To watch a video of the blind studies, visit ***budlove.com/blindstudies****.*

And customers are being vocal in their appreciation.

BRIT
I was able to try this product in another state and WOW is this a game-changer! And I love how it's made from natural herbs, terpenes, and CBG! The tropical shipwreck enhanced my cannabis in all the right ways-smell, flavor, and feeling.
CHICAGO, IL
SUSAN
This is a genius product! I can finally enjoy my favorite bud strains without getting uncomfortably high or feeling like I'm burning my throat. Adding Bud Love makes the smoke smooth and even adds a nice subtle flavor. And since the mixer is so much cheaper than the flower, I'm saving a lot of money. I'm turning my friends on to it too and everyone loves it! I no longer want to smoke a joint without it.
NORTHVILLE, MI
MELISSA
I love Bud Love! Best find of the year! I use cannabis to manage a medical condition, and Bud Love gives me the ability to utilize flower throughout the day without experiencing anxiety or being impaired. I also love smoking it on its own.
PATRICK
Fantastic!! Cannabis always made me extremely worried and anxious and bud-love actually stopped that altogether, while giving me the relaxed buzz and body relaxation that I needed for my anxiety disorder. I won't smoke again without bud-love. Incredible product. Not to mention the customer service is terrific as well. A+

DENVER, CO

PITTSBURGH, PA

Visit ***budlove.com*** *for more customer testimonials.*

Bud Love Is Available In Stores And Online

Bud Love is available in 8 flavors designed to complement different cannabis strains - from classic to more fruity, natural, and even tobacco flavored (nicotine-free) for those who enjoy a spliff. It's manufactured in the US using a **proprietary**, solvent-free process that ensures consistency and quality in every batch.



Bud Love
PREMIUM HERBAL+ MIXER
4.5G
SWEET
CLASSIC
NEUTRAL
PAIRS WELL WITH ALL STRAINS
ACTIVE
PAIRS WELL WITH SATIVA
INSPIRED
PAIRS WELL WITH HYBRIDS
RELAXED
PAIRS WELL WITH INDICA

Bud Love can be purchased in dispensaries, smoke shops, and convenience stores, as well as online (depending on state laws). Sales are supported by extensive in-store collateral, awareness campaigns and on-the-ground promoters.



EVERY BUD NEEDS SOME LOVE



BUD LOVE
Makes
NEUTRAL
ACTIVE




Watch the Bud Love explainer video below:



A Vast Market Waiting for Bud Love

Millions of people worldwide consume cannabis, and this vast market continues to grow as young people increasingly prefer cannabis over alcohol. Cannabis consumers are looking for high quality, innovative products to give them their own personalized experience – and **Bud Love has answered their call!**



Bud Love taps global cannabis market >$400 bn


• Regulated global cannabis sales were $30.6bn in 2021, expected to more than double by 2026(1).
• Unregulated global cannabis market estimated at $393bn in 2020(2).
Flower rules supreme; Bud Love blends with it
• Flower and pre-rolls are >50% of US cannabis sales(1).
• 83% of cannabis consumers use flower(2).
Cannabis to outpace alcohol; Bud Love is the mixer
• Value of US consumption of cannabis already exceeds that of spirits and matches beer(2).
(1) BDSA; (2) New Frontier Data.
Bud Love
MAKES BUD BETTER
BUDLOVE.COM

A Compelling Business Proposition

Bud Love appeals to *all* cannabis users, from those wanting to enhance their experience or have fewer unwanted side-effects, to the curious searching for something new. And since it's **FULLY LEGAL**, Bud Love can tap into the entire global cannabis market of **$400bn**, without any of the difficulties of being a cannabis business.


Bud Love™
MAKES BUD BETTER
Appeals to all cannabis smokers
• Global cannabis market >$400bn.
Can be sold everywhere
• Cannabis, THC & nicotine free.
• Can be sold in most states & internationally; retail and online.
Scalable & defensible
• Scalable, proprietary manufacturing process.
• Patent-pending formulation & use; trade secrets.
Compelling economics
• Expected mark ups of 75-400%(1) depending on sales channel.
(1) Current Company estimates. May vary over time.

With expected marks ups of 75-400%, a scalable and defensible business model, early-mover advantage, and a **REVENUE** target of $100M in

model, early-mover advantage, and a **REVENUE** target of $100M in 2026, Bud Love is a **highly compelling** business proposition.

Quick Path to Market

Bud Love can be sold direct to consumers or wholesale to pre-roll manufacturers. Our US rollout began in September 2022 and we're now poised for rapid growth.



Roll out started
• US roll-out started September 2022: Direct-to-Consumer; Smoke Shops; Dispensaries.
Buzz growing
• Online advertising, influencers, podcast, social media and on-the-ground promotion creating buzz and educating consumers on Bud Love.
Set for scalable growth
• Robust pipeline for rapid revenue growth.
• Scalable US production.
@budlovemixer
@janefishe
Bud Love
SOLD HERE

Strong Leadership Team

We walk the talk. Our leaders have spent decades innovating at the intersection of technology and business, by building, growing and selling companies. Through our previous company we pioneered the production of the mother cannabinoid, CBG, using scalable, cutting-edge technology. We're now bringing the benefits of this amazing ingredient to cannabis users through Bud Love.

STRONG LEADERSHIP TEAM
DECADES OF EXPERIENCE INNOVATING AT THE INTERSECTION OF TECHNOLOGY & BUSINESS.







ROY LIPSKI
CEO

- Entrepreneur with >25 yrs. experience building companies, including IPOs and acquisitions.
- Grew small start-up into $500 million company.
- Ran public company for close to 10 yrs.

SHUCHI SARKAR
MARKETING

- Previous Global Head of Marketing for HP's digital printing business.
- Multiple industry awards including EFFIEs, Cannes Lions, Innovative Marketer by Economic Times, WIM Digital Marketer.

ANDREW FALCONER
SALES & BD

- Senior sales & BD positions in cannabis for >8 yrs. including at Pharmacann, Trucenta, Bellrock Brands, Silverpeak Farms and Americanna.
- Opened up multiple new states for Mary's Medicinals.

ALASTAIR JAMES
OPERATIONS

- Breadth of experience from start-ups to large multinationals.
- COO/Managing Director at UniCredit.
- Cambridge University undergraduate; Columbia MBA.

DAN HAWKSLEY
FINANCE

- Experienced CFO with accountancy and science background.
- Formerly CFO of GAM's systematic hedge fund business.
- 5 yrs. at Deloitte.

We've done this before and have the team to **do it again**, with Bud Love!

Blue-chip Shareholders

Bud Love's existing shareholders include some of the most respected cannabis investment funds, industry veterans and ultra-high net worth individuals.

Invest in Bud Love

We're raising $1.235M on Wefunder to quickly expand the reach of Bud Love. Our investment proposition is clear: **Bud Love uniquely satisfies unmet consumer needs in a vast and growing market ready for innovation.**



INVEST **IN BUD LOVE**

- *Like cocktail mixers growing the spirits market, herbal mixers will expand the cannabis market.*
- *Bud Love is the world's first, and legal, mixer designed specifically for cannabis*.*
- *Rooted in top consumer and cannabis trends, Bud Love meets large unmet needs.*
- *Huge global addressable market >$400bn.*
- *Blind studies confirm product-market fit.*
- *Early-mover advantage and defensible competitive position.*


Management team with decades of relevant experience.
Positioned for acquisition by big tobacco in 3-5 yrs.
MAKES BUD
BETTER

Join us today as Bud Love blazes the way for a new product category: *Bud Mixers*. Together, we can fundamentally transform cannabis use the world over!


OWN A PIECE
Bud Love
PREMIUM HERBAL+ MIXER
1G
NEUTRAL
OF THE CANNABIS MIXER REVOLUTION

For more information, see our investor presentation.

*And for a quick refresher on crowdfunding and convertible notes, **see this primer**.*

** Tobacco is commonly mixed with cannabis, as are certain herbs occasionally. However, the Company believes that Bud Love is the world's first mixer specifically designed and formulated to be mixed with cannabis and consumed together, to enhance and improve the experience and buzz.*

Downloads

Crowdfunding Convertible Note Primer.mp4

BUD LOVE Investor Presentation v12.5.ppsx